Exhibit 21.1
Subsidiaries of Alteryx, Inc.

Name of Subsidiary	Jurisdiction
Alteryx ANZ Holdings Pty Limited	Australia
Alteryx ANZ Pty Limited	Australia
Alteryx Canada Inc.	Canada
Alteryx Czech Republic s.r.o.	Czech Republic
Alteryx France SARL	France
Alteryx GmbH	Germany
Alteryx Japan GK	Japan
Alteryx MEA FZ-LLC	United Arab Emirates
Alteryx Singapore Pte. Ltd.	Singapore
Alteryx UK Ltd	England and Wales
Alteryx Ukraine LLC	Ukraine
ClearStory Data Inc.	Delaware
Feature Labs, Inc.	Delaware
Yhat, LLC	Delaware